77C – Matters submitted to a vote of security holders
Result of Shareholder Votes
Holders of the Fund’s Auction Market Preferred Shares, par value $0.01 per share, liquidation preference $25,000 per share (“Preferred Shares”) and holders of the Fund’s common shares of beneficial interest, par value $0.01 per share (“Common Shares”) voted together as a single class to approve the reorganization of the Fund into an open-end fund, Rydex | SGI Municipal Income Fund now known as Guggenheim Municipal Income Fund, a series of the Security Income Fund. Voting results with respect to the reorganization by holders of Preferred Shares and holders of Common Shares voting as a single class are set forth below:

	# of Shares	# of Shares	# of Shares
	In Favor	Against	Abstained
Reorganization to an open-end fund	7,999,766	388,916	319,965